June 13, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Martin James, Senior Assistant Chief Accountant
Re:    MaxLinear, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
Form 8-K filed May 12, 2017
File No. 001-34666
Ladies and Gentlemen:
We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to MaxLinear, Inc. (the “Company”) received by letter dated May 31, 2017 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the annual period ended December 31, 2016 filed on February 9, 2017 (the “2016 Annual Report”) and Current Report on Form 8-K filed on May 12, 2017 (the “Form 8-K”). For your convenience, we have repeated the comments contained in the Comment Letter before the Company’s response. Page references herein correspond to the page of the 2016 Annual Report or Form 8-K, as applicable. References to “we,” “our,” or “us” mean the Company.
Form 10-K for Fiscal Year Ended December 31, 2016
Notes to Consolidated Financial Statements
Note 3. Business Combinations, page F-17

1.
We note the references to your use of an independent valuation specialist. Please revise the disclosure in future filings to clarify the role of the valuation specialist and the extent to which management relied on his/her work. For guidance, refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response: We will revise our disclosure in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to clarify that management prepared the purchase price allocations for acquired businesses and in doing so considered or relied in part upon a report of a third party valuation expert to calculate the fair value of certain acquired assets, which primarily included identifiable intangible assets and inventory for our prior acquisitions of the wireless infrastructure access and backhaul businesses.

MaxLinear Inc. 5966 La Place Court, Suite 100, Carlsbad, CA 92008 Tel: (760) 692-0711 Fax: (760) 444-8598

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2017

Note 9. Income Taxes, page F-35

2.
We note the subsequent event disclosure of the Singapore tax incentives in your latest Form 10-Q. Please revise this note in future filings, including your next Form 10-Q, to clearly describe the tax incentives and the conditions you must meet to receive them. In those periods, if material, disclose the impact of these incentives on your effective tax rate and provide a discussion of the impact on your current and future income tax position in Management’s Discussion and Analysis.

Response: As indicated in the latest Form 10-Q, the Singapore tax incentives only became applicable beginning April 1, 2017 for the quarter ending June 30, 2017. As a result, predicting the precise impact of the Singapore incentives on the Company’s effective tax rates is difficult at this time. In response to the Staff’s comments, if the impact of these incentives is material to our effective tax rate or current or anticipated future income tax position, we will provide in future filings additional disclosure in Management’s Discussion and Analysis of Results of Operations and Financial Condition. In addition, we will revise the footnote disclosures in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2017, to describe more clearly the Singapore tax incentives and the conditions we must satisfy in order to receive them. The Company supplementally advises the Staff that the availability of the Singapore tax incentives is subject to the Company complying with certain conditions relating to investment and employment in Singapore. The Company does not believe that these conditions are individually or in the aggregate material to the Company’s future operating results or financial condition, and the Company believes that it will be able to satisfy these conditions without material risk. In response to the Staff’s comment, however, the Company will provide additional disclosure concerning the Company’s obligations to maintain the tax incentives and the consequences of non-compliance.
Form 8-K Filed on May 12, 2017

3.
Tell us when you plan to comply with Item 9.01 of Form 8-K, which requires you to file audited financial statements of Exar Corporation as well as pro forma financial information reflecting the acquisition.

Response: Audited financial statements of Exar Corporation and unaudited pro forma financial information reflecting the acquisition of Exar Corporation will be filed by amendment to the Form 8-K no later than seventy-one (71) calendar days following the date that the Form 8-K was required to be filed.

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Please direct your questions or comments regarding the Company’s responses to me at (760) 692-0711, or Robert F. Kornegay, outside counsel to the Company at (858) 350-2389. Thank you for your assistance.

Sincerely,

/s/ Adam C. Spice

Adam C. Spice
Chief Financial Officer
MaxLinear, Inc.

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2017

cc:	Kishore Seendripu, Ph.D, Chief Executive Officer, MaxLinear, Inc
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick Anding, Wilson Sonsini Goodrich & Rosati, P.C.